Management Report

Icebrkr
For the period ended December 31, 2018



Prepared on

March 31, 2019

Table of Contents

Profit and Loss

January 2017 - December 2018

	Total
INCOME	
Discounts/Refunds Given	90.00
Total Income	**90.00**
GROSS PROFIT	**90.00**
EXPENSES	
Advertising & Marketing	2,263.19
Advertising/Promotional	8.00
Ask My Accountant	200.00
Bank Charges & Fees	151.05
Contractors	53,805.36
Events/Professional Dev	69.48
Job Supplies	278.44
Legal & Professional Services	115.91
Meals & Entertainment	2,732.42
Office Supplies & Software	7,430.33
Organizational Costs	1,430.63
Other Business Expenses	249.65
Reimbursable Expenses	2,670.63
Rent & Lease	322.26
Repairs & Maintenance	11.50
Startup Costs	1,200.00
Travel	2,930.59
Total Expenses	**75,869.44**
NET OPERATING INCOME	**-75,779.44**
OTHER INCOME	
Friends and Family	1,666.00
Total Other Income	**1,666.00**
NET OTHER INCOME	**1,666.00**
NET INCOME	**$ -74,113.44**

A/P Aging Detail

As of December 31, 2018

This report contains no data for your specified date range.

Expenses by Vendor Summary

January 2017 - December 2018

	Total
Ashley Parsons	200.00
Gift Cards	200.00
Ordered checks for company	26.05
Not Specified	75,443.39
TOTAL	**$75,869.44**